

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2014

Via E-mail
Micah Eldred
Chief Executive Officer
Endurance Exploration Group, Inc.
15500 Roosevelt Blvd, Suite 301
Clearwater, Florida 33760

> **Re:**   **Endurance Exploration Group, Inc.**
> **Form 10-12G**
> **Filed October 14, 2014**
> **File No. 000-55291**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2013**
> **Filed August 8, 2014**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2014**
> **Filed August 13, 2014**
> **File No. 333-141817**

Dear Mr. Eldred:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forward-Looking Statements, page 2

1. We note references in this section and on page 20 to forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). However, Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please revise.

Item 1- Business, page 3

Employees, page 6

2. Please revise to clarify whether your three officers are the full time employees identified here. In this regard, we note from the biographies on page 27 that Messrs. Eldred and Dilley are officers of other entities. If your officers are not full time employees, please disclose the number of hours per week each can be expected to devote to company affairs.

Current & Ongoing Projects, page 10

Project "Black Marlin" – Current Status, page 12

3. Please file a copy of the contract with the island nation as an exhibit with your next amendment in accordance with Item 601(b)(10) of Regulation S-K or advise.

Government and Environmental Regulation, page 12

4. Please revise to provide more detail regarding governmental and environmental regulation with particular attention to your two current projects. Describe any restrictions the island nation has placed on your search and recovery of "Black Marlin." Describe potential government regulation of project "Sailfish." See Item 101(h)(4)(viii), (ix) and (xi) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operation, page 20

5. We note that your auditors have issued a going concern opinion. Please describe your plan of operation in greater detail, including quantification of the costs associated with your survey and recovery projects and how you expect to fund such costs. See Item 101(a)(2)(iii)(B) and Item 303(a)(1) of Regulation S-K.

Three Months Ended June 30, 2014 and July 31, 2013, page 20

6. We note that you "hope to begin generating revenue in 2014 from aquatic research, survey, inspection and recovery projects, as well as maritime contract services and consulting." Please describe in greater detail how you expect to generate such revenue; for example, disclose the material terms of any agreements for such services.

Item 7 - Certain Relationships and Related Transactions, and Director Independence, page 32

7. Please provide the disclosure required pursuant to Item 404(c) and (d) of Regulation S-K for the period set forth in Instruction 1 to Item 404. Also, as applicable, please reconcile your disclosure in this section with your disclosure regarding related party transactions in the financial statement footnotes.

Item 10 - Recent Sales of Unregistered Securities, page 36

8. Please revise this section to indicate the specific exemption relied upon for each transaction and disclose the facts relied upon in support of your claimed exemption. See Item 701(d) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 52

9. The date of the audit report, February 25, 2013, precedes the December 31, 2013 period referenced in the audit report. Please advise your independent accountant to revise their report to address this issue and amend your Form 10 and your Form 10-K for the year ended December 31, 2013 accordingly.

Financial Statements for the Years ended December 31, 2013 and January 31, 2013

General

10. On page 36, you disclose that on December 31, 2013 you issued 3,450,000 shares of common stock as compensation to certain employees and consultants for services rendered. Please tell us where this issuance is reflected in your financial statements for the year ended December 31, 2013 and the related dollar amount. Please similarly address this issue as it relates to your Forms 10-K and 10-Q.

Note A – Summary of Significant Accounting Policies, page 57

Principles of Consolidation and Basis of Presentation, page 57

Note C – Acquisition of Endurance Exploration Group LLC, page 59

11. You disclose on page 59 that the Endurance Exploration Group LLC transaction, which occurred on December 31, 2013, has been accounted for as a transaction between entities under common control. On page 57, you disclose Endurance Exploration Group LLC's results of operations will be reported commencing January 1, 2014. Based upon your disclosures on page 24 of your Form 8-K filed December 31, 2013, Tecton Corporation was a public shell company just prior to this transaction. It appears Endurance Exploration Group LLC was a private operating company and its former shareholders of received most of the shares in the post-transaction entity. Since both your Form 10 and your Form 10-K for the year ended December 31, 2013 include financial statements for

periods ending on or after the December 31, 2013 transaction, please tell us how you determined that your financial statements for the years ended December 31, 2013 and January 31, 2013 in both of these filings did not need to be retrospectively adjusted to reflect Endurance Exploration Group LLC's operations. This comment also applies to the 2013 interim financial statements presented in your Form 10 and your Forms 10-Q for the periods ended June 30, 2014 and March 31, 2014. Refer to ASC 805-50-45-2 through 45-5.

Exhibits, page 63

12. Several of your exhibits, such as exhibits 3.2 and 21, are filed in an improper electronic format. Please revise to file all exhibits in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Form 10-K for the Year Ended December 31, 2013

General

13. As applicable, please revise your Form 10-K to conform to the changes made as a result of the comments above.

Item 9A. Controls and Procedures, page 57

Evaluation of Disclosure Controls and Procedures, page 57

14. You have concluded your disclosure controls and procedures were effective as of December 31, 2013. In forming this conclusion, please tell us how you considered the fact that you have three material weaknesses and have concluded that your internal control over financial reporting was not effective as of December 31, 2013. Please explain to us the factors you considered to support management's conclusion that your disclosure controls and procedures were effective or amend your Form 10-K to disclose your disclosure controls and procedures were not effective as of December 31, 2013, as applicable. Please also explain to us how you determined your disclosure controls and procedures were effective as of March 31, 2014 and June 30, 2014 in your Forms 10-Q or similarly amend them, as applicable.

Exhibit 31.1

15. You have filed only one certification that is signed by both your principal executive officer and principal financial officer when different individuals hold those positions. We also note this deficiency in your March 31, 2014 and June 30, 2014 Forms 10-Q. In future filings, please file separate signed certifications for your principal executive officer and your principal financial officer as required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Period Ended June 30, 2014

Section 302 and 906 Certifications

16. You have included these certifications at the end of the periodic report, instead of as exhibits to the periodic report. In future filings, please include these certifications as exhibits to the periodic report. Refer to Item 601(b)(31) and (32) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Gregory C. Yadley, Esq.
    Shumaker, Loop & Kendrick, LLP